Filed by Tully’s Coffee Corporation

(Commission File No. 000-26829)

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

The following is a press release issued by Tully’s Coffee Corporation on March 23, 2004:

Release date:

March 23, 2004

TULLY’S CONTINUES TO LOOK AT DOMESTIC AND

GLOBAL GROWTH OPPORTUNITIES

SEATTLE – Tully’s Coffee is in preliminary discussions with Tully’s Coffee Japan, its exclusive licensee in Japan, about the possibility of integrating the two businesses.

Founded in 1992, Tully’s Coffee Corporation is a leading specialty coffee retailer, wholesaler and roaster. Tully’s three operating divisions include retail, wholesale and international. The retail division operates specialty retail stores in Washington, Oregon, California, and Idaho, serving premium coffees from around the world, along with other complementary products. The wholesale division distributes Tully’s fine coffees and related products through offices, food service outlets and leading supermarkets throughout the West. Tully’s international division supports Tully’s licensees in Asia. Tully’s corporate headquarters and roasting plant are located at 3100 Airport Way S., in Seattle. For more information, call (800) 96-Tully or visit the Web site at www.tullys.com.

Statements made in this release concerning the Company’s or management’s intentions, expectations, or predictions about future results or events are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are necessarily subject to risks and uncertainties that could cause actual results to vary from stated expectations, and such variations could be material and adverse. Factors that could result in such a variations include, but are not limited to, the inherent unreliability of earnings and revenue growth predictions due to numerous factors, including many beyond the Company’s control; potential difficulties, delays and unanticipated expenses inherent in the development and marketing of new products and services; competitive factors; and the numerous risks and potential additional costs, disruptions and delays associated with the establishment of new business initiatives. Additional information concerning these and other factors that could cause actual results to differ materially from the Company’s current expectations is contained in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2003.

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities under the Securities Act of 1933, as amended.

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Additional Information and Where to Find It

This release is being filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

It is anticipated that if Tully’s Coffee Corporation (“Tully’s”) and Tully’s Coffee Japan (“TCJ”) do agree to a possible future combination between Tully’s and TCJ, relevant materials would be filed with the Securities and Exchange Commission (the “SEC”), which may include a proxy statement. If Tully’s and TCJ were to undertake such a transaction, shareholders of Tully’s and TCJ would be urged to read the transaction documents (if and when they became available) because they would contain important information about Tully’s, TCJ, and the proposed transaction. Shareholders would be able to obtain documents relating to a possible future combination (and any other documents filed by Tully’s with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Tully’s may be obtained free of charge by directing such request to: Investor Relations, 3100 Airport Way South, Seattle, WA 98134.

Tully’s, TCJ, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Tully’s and TCJ in favor of a possible future combination. Information about the executive officers and directors of Tully’s and their ownership of Tully’s common stock is set forth in the proxy statement for Tully’s Fiscal 2003 Annual Meeting of Shareholders, which was filed with the SEC on February 19, 2004. Additional information regarding Tully’s, TCJ, and the interests of their respective executive officers and directors in any possible future transaction would be contained in the proxy statement relating to that transaction (if and when it became available).